August 12, 2019

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
11445 E. Via Linda, Unit 2-496
Scottsdale, AZ 85259

       Re: CBD Life Sciences Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed August 7, 2019
           File No. 024-11005

Dear Ms. Nelson:

       We have the following comment on your amended offering statement.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2019 letter.

Amendment 1 to Offering Statement on Form 1-A

Index to Consolidated Financial Statements, page F-1

1. Please provide us an analysis as requested in our May 28, 2019 letter supporting your accounting treatment of the acquisition of LBC Bioscience, Inc. as a business combination whereby the company was deemed the acquirer pursuant to ASC 805-10-25 rather than a reverse acquisition pursuant to ASC 805-40 whereby LBC Bioscience would be deemed the acquirer. Also, given the amount of goodwill recorded on the June 30, 2019 Balance
      Sheet and the amount indicated in the line item "Common Stock Issued for Acquisition"
      on the Statement of Stockholders' Equity, it appears the acquisition of LBC Bioscience was material and that the financial statements of LBC Bioscience are required per Part
      F/S, Section (b)(7)(iii) of Form 1-A. In addition, the filing should include pro forma financial information pursuant to Part F/S, Section (b)(7)(iv) to reflect the transaction with
      LBC as appropriate. Please amend your filing to include the LBC Bioscience financial
 Lisa Nelson
CBD Life Sciences Inc.
August 12, 2019
Page 2
      statements and related pro forma financial information, or provide us an analysis supporting why they are not required. We will not perform a detailed examination of the offering statement until you amend your filing, accordingly, and provide us the above requested information.
        You may contact Jim B. Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679
if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Legal Branch Chief, at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameLisa Nelson
                                                          Division of
Corporation Finance
Comapany NameCBD Life Sciences Inc.
                                                          Office of Healthcare
& Insurance
August 12, 2019 Page 2
cc:       John E. Lux, Esq.
FirstName LastName